SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2005

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

UPM-Kymmene Corporation Stock Exchange Release January 18, 2005 at 9:15

UPM to book non-recurring income of net EUR 392 million in the last quarter of 2004

UPM will record non-recurring items of approximately EUR 246 million in operating profit and will reduce pension obligation in the balance sheet with the same amount. In addition, the effect related to associated companies is approximately EUR 10 million. Due to the changes in the Finnish statutory employment pension scheme (TEL), TEL’s disability pension part is accounted for as a defined contribution plan in the IFRS accounts instead of defined benefit plan.

In connection with the acquisition of Haindl in 2001, new tax bases were determined for the acquired net assets. As uncertainty regarding the tax treatment has now been removed, UPM will book approximately EUR 284 million as a reduction of deferred tax liability. The same amount will be credited in income taxes. Including the portion of tax deductible goodwill, the positive cash effect will be approximately EUR 400 million in the forthcoming years.

UPM will record approximately EUR 30 million of other costs related to changes in group structure and the wood supply agreement in the UK. Reversal of EUR 26 million of the 2003 impairment charge of listed company shares will be booked.

In September 2004, UPM announced the Miramichi pulp mill closure in Canada. In connection with the closure, UPM will book write-offs of approximately EUR 78 million and cash-related closure costs of EUR 32 million. UPM has also previously announced approximately EUR 34 million charges related to UPM Wood Products Division’s restructuring.

The non-recurring income in the last quarter of 2004 amounts to net EUR 392 million, of which EUR 72 million will be included in operating profit, EUR 36 million after operating profit and EUR 284 million in taxes.

UPM’s non-recurring income amounts to EUR 737 million net in 2004 including the non-recurring income of EUR 345 million in January-September 2004. EUR 182 million will be booked in operating profit, EUR 36 million in after operating profit and EUR 519 million in taxes.

For further information, please contact:

Mr Olavi Kauppila, Senior Vice President, Investor Relations,

tel. +358 204 15 0658

UPM-Kymmene Corporation

Pirkko Harrela

Executive Vice President, Corporate Communications

DISTRIBUTION

Helsinki Exchanges

New York Stock Exchange

Main media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 18, 2005	UPM-KYMMENE CORPORATION

	By:	/s/ Kari Toikka
Kari Toikka
Executive Vice President and CFO

	By:	/s/ Olavi Kauppila
Olavi Kauppila
Senior Vice President, Investor Relations